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                           March 1, 2022

       Douglas MacLeod
       Chairman and President
       CNH Capital Receivables LLC
       6900 Veterans Boulevard
       Burr Ridge, Illinois 60527

                                                        Re: CNH Capital
Receivables LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed February 24,
2022
                                                            File No. 333-262954

       Dear Mr. MacLeod:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arthur
Sandel at 202-551-3262 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Structured Finance